EXHIBIT 12.1


                          Statement re Computation of
                     Ratio of Earnings to Fixed Charges

The table below shows the calculation of earnings to fixed charges for the Company on a consolidated basis.

                                                                 Six Months
                               Year Ended December 31,          Ended June 30,
                          ----------------------------------    --------------
                           1992   1993   1994   1995    1996      1996    1997
                          -----   ----   ----   ----    ----      ----    ----
Pre-tax income from
continuing operations     (354)   663   2,447    4,852  10,461    3,579   3,696

Add back: Interest
expense                  4,315  5,073   5,879    8,527  11,021    5,576   9,782

Add back: Amorization
of debt issuance costs     --      --      34       47     228       97     142
                         -----  -----   -----    -----  ------    -----   -----

Adjusted pre-tax income
from continuing
operations               3,961  5,736   8,360   13,426  21,710    9,252  13,620

Divided by fixed
charges:

Interest expense         4,315  5,073   5,879    8,627  11,021    5,576   9,782

Amortization of
debt issuancecosts          --     --      34       47     228       97     142
                         -----  -----   -----   ------  ------    -----   -----

Total fixed charges      4,315  5,073   5,913    8,574  11,249    5,673   9,924

Ratio of earnings
to fixed charges           0.9    1.1     1.4      1.6     1.9      1.6     1.4

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